EXHIBIT 5


ELBIT SYSTEMS LTD.



Haifa, Israel, June 2, 2003 - Elbit Systems Ltd. (the "Company") (NASDAQ: ESLT), announced today that during May 2003, two members of the Company's Board of Directors, Joel Feldschuh and Lenny Recanati, resigned from their director positions. Mr. Feldschuh, who served as an External Director, resigned in anticipation of his nomination to an officer position with a company affiliated with a controlling shareholder of the Company. The Company is in the process of nominating a replacement candidate for the vacant External Director position, for election at a general meeting of shareholders.